UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2018

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F  ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐  Yes     ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date April 27, 2018	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

中國東方航空股份有限公司
CHINA EASTERN AIRLINES CORPORATION LIMITED

(在中華人民共和國註冊成立的股份有限公司)
(A joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock code 股份代號：00670)

NOTIFICATION LETTER 通知信函

27 April 2018

Dear H shares shareholder,

China Eastern Airlines Corporation Limited (the "Company")
Notice of publication of (i) Circular for the 2017 Annual General Meeting; (ii) Notice of the 2017 Annual General Meeting; (iii) Proxy Form for the 2017 Annual General Meeting; and (iv) the 2017 Annual General Meeting Attendance Slip of the Company (the "Current Corporate Communications")

The English and Chinese versions of the Current Corporate Communications are available on the Company's website at www.ceair.com and the website of The Stock Exchange of Hong Kong Limited at www.hkexnews.hk. You may access the Current Corporate Communications on those websites. On the Company's website, the Current Corporate Communications can be found under the "Investor Relations" section by clicking "About China Eastern" under the section headed "About Us" on the home page.

Shareholders may at any time choose to receive the Corporate Communications free of charge[Note] either in printed form, or access the electronic version on the websites, notwithstanding any wish to the contrary they have previously conveyed to us. Even if you have chosen (or are deemed to have consented) to receive the website version of the Corporate Communications but for any reason you have difficulty in receiving or gaining access to any of the Corporate Communications, the Company will promptly send those Corporate Communications to you in printed form free of charge upon your request.

If you want to receive a printed version of the Current Corporate Communications, please complete the request form on the reverse side of this letter (the "Request Form") and send it to the Company c/o Hong Kong Registrars Limited (the "Hong Kong Share Registrar") by post using the mailing label at the bottom of the Request Form (a stamp need not be affixed if it is being posted in Hong Kong). The address of the Hong Kong Share Registrar is 17M Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong. The Request Form may also be downloaded from the above websites. You may also send an email with the scanned copy of the Request Form to cea.ecom@computershare.com.hk.

If you would like to change your means of receipt of Corporate Communications in the future, please write to the Company c/o the Hong Kong Share Registrar at the above address or send an email to cea.ecom@computershare.com.hk.

Should you have any queries relating to any of the above matters, please contact us by calling the hotline of the Hong Kong Share Registrar at (852) 2862 8688 during business hours (9:00 a.m. to 6:00 p.m. from Monday to Friday, excluding public holidays).

Yours faithfully, for
and on behalf of
China Eastern Airlines Corporation Limited
Wang Jian
Company Secretary

Note: "Corporate Communications" refers to any documents issued or to be issued by the Company for your information or action, including but not limited to (a) annual reports (including but not limited to directors' reports, annual accounts together with auditors' reports) and, where applicable, summary financial reports; (b) interim reports and, where applicable, summary interim reports; (c) notices of meetings; (d) listing documents; (e) circulars; (f) proxy forms; and (g) reply slips.

各位H股股東：

中國東方航空股份有限公司(「本公司」)
本公司(i)2017年度股東週年大會通函；(ii)2017年度股東週年大會通知；(iii)2017年度股東週年大會代表委任表格；及(iv)2017年度股東週年大會回執之發佈通知(「本次公司通訊文件」)

本次公司通訊文件的中、英文版本已上載於本公司網站 www.ceair.com 及香港聯合交易所有限公司網站www.hkexnews.hk，請在該等網站瀏覽本次公司通訊文件。本次公司通訊文件可在本公司主頁按「走進東航」(「關於東航」項下)，再在「投資者關係」一項下擷取。

儘管 閣下早前曾向本公司作出公司通訊文件[附註]收取方式的選擇，但仍可以隨時更改有關選擇，轉為以收取印刷本或於網上閱覽電子版，費用全免。如 閣下已選擇(或被視為同意)以網上方式收取公司通訊文件但因任何理由未能閱覽載於網站的任何公司通訊文件， 閣下只要提出要求，我們將盡快向 閣下寄上所要求的公司通訊文件之印刷本，費用全免。

如 閣下欲收取本次公司通訊文件之印刷本，請 閣下填妥在本函背面的申請表格(「申請表格」)，並使用隨附之郵寄標籤寄回，如在香港投寄則毋須貼上郵票。申請表格請經香港證券登記有限公司(「香港證券登記處」)寄回本公司，地址為香港灣仔皇后大道東 183 號合和中心 17M 樓。申請表格亦可於上述網站內下載。此外， 閣下亦可以電郵方式發送申請表格掃描本到 cea.ecom@computershare.com.hk。

如 閣下欲更改日後收取公司通訊文件之收取途徑，請以書面要求經香港證券登記處送交到本公司或以電郵方式 cea.ecom@computershare.com.hk 送交。

如對本函內容有任何疑問，請致電香港證券登記處電話熱線(852)2862 8688，辦公時間為星期一至五(公眾假期除外)上午9時正至下午6時正。

代表
中國東方航空股份有限公司
汪健
公司秘書
謹啟

二零一八年四月二十七日

附註：「公司通訊文件」指任何由本公司刊發或將會刊發以供參考或行動的文件，包括但不限於：(a)年度報告(包括但不限於董事會報告、年度財務報表連同核數師報告)及財務摘要報告(如適用)；(b)中期報告及中期摘要報告(如適用)；(c)會議通告；(d)上市文件；(e)通函；(f)委任代表表格；及(g)回條。

CCS3476 CEAH

Request Form 申請表格

To: **China Eastern Airlines Corporation Limited (the "Company")**
(Stock code: 00670)
c/o Hong Kong Registrars Limited
(the "Hong Kong Share Registrar")
17M Floor,
Hopewell Centre, 183 Queen's Road East,
Wanchai, Hong Kong

致： 中國東方航空股份有限公司(「公司」)
（股份代號：00670）
經香港證券登記有限公司
(「香港證券登記處」)
香港灣仔皇后大道東183號
合和中心17M樓

☐ I/We have already chosen (or are deemed to have consented) to access the Current Corporate Communications (as defined in this letter on the reverse side) posted on the Company's website (www.ceair.com) and the website of The Hong Kong Stock Exchange Limited (www.hkexnews.hk) and I/we would like to receive a printed version of the Current Corporate Communications now. Please send the same to the address provided as follows:
本人／我們已選擇（或被視為已同意）瀏覽公司網站 (www.ceair.com) 及香港聯合交易所有限公司網站 (www.hkexnews.hk) 所登載之本次公司通訊文件(定義見背面之信函)，但現在希望收取本次公司通訊文件之印刷本，請郵寄至以下地址：

Name(s) of Shareholder(s)#
股東姓名#

(Please use ENGLISH BLOCK LETTERS 請用英文正楷填寫)

Signature
簽名

Address#
地址#

(Please use ENGLISH BLOCK LETTERS 請用英文正楷填寫)

Contact telephone number
聯絡電話號碼

Date
日期

 # You are required to fill in the details if you download this request form from the Company's website or the website of The Stock Exchange of Hong Kong Limited.
假如 閣下從公司網站或香港聯合交易所有限公司網站下載本申請表格，請必須填上有關資料。

Notes 附註：

1. Please complete all your details clearly.
   請 閣下清楚填妥所有資料。
2. If your shares are held in joint names, the shareholder whose name stands first on the H shares share register of the members of the Company in respect of the joint holding should sign on this Request Form in order for this Request Form to be valid.
   如屬聯名股東，則本申請表格須由該名於公司H股股東名冊上就聯名持有股份其姓名位列首位的股東簽署，本申請表格方為有效。
3. We do not accept any special or other instructions written on this Request Form.
   任何在本申請表格上手寫的額外或其它指示，公司將不予處理。
4. Please note that both printed English and Chinese versions of all Corporate Communications (as defined in this letter on the reverse side) which we have sent to our H shares shareholders in the past 12 months are available upon request. They are also available on the Company's website for five years from the date of first publication.
   公司備有於過去12個月曾寄發予H股股東的公司通訊文件(定義見背面之信函)的中、英文版印刷本。該等公司通訊文件亦由首次登載日期起計，持續5年載於公司網站上。

* *The Current Corporate Communications of the Company refers to the (i) Circular for the 2017 Annual General Meeting; (ii) Notice of the 2017 Annual General Meeting; (iii) Proxy Form for the 2017 Annual General Meeting; and (iv) the 2017 Annual General Meeting Attendance Slip.*
本申請表格所提及之公司本次公司通訊文件指(i) 2017年度股東週年大會通函；(ii) 2017年度股東週年大會通知；(iii) 2017年度股東週年大會代表委任表格；及(iv) 2017年度股東週年大會回執之登記通知。

✂ -

閣下寄回此申請表格時，請將郵寄標籤剪貼於信封上。
如在本港投寄毋須貼上郵票。
Please cut the mailing label and stick it on the envelope
and return this Request Form to us.
No postage is necessary if posted in Hong Kong.

郵寄標籤 MAILING LABEL

香港證券登記有限公司
Hong Kong Registrars Limited
簡便回郵號碼 Freepost No. 37
香港 Hong Kong

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